BLUE RIDGE BANKSHARES, INC.

1807 Seminole Trail

Charlottesville, Virginia 22901

December 2, 2022

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Eric Envall

Re:    Blue Ridge Bankshares, Inc.

 Registration Statement on Form S-3

 File No. 333-268215

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, Blue Ridge Bankshares, Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on November 7, 2022 (File No. 333-268215), to 4:00 p.m., Eastern Time, on December 6, 2022, or as soon thereafter as practicable.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott H. Richter of Williams Mullen at (804) 420-6221 or srichter@williamsmullen.com. Thank you for your assistance.

Sincerely,

Blue Ridge Bankshares, Inc.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

cc:    Scott H. Richter